Exhibit (I)
Consent of Independent Registered Public Accounting Firm
We consent to the references to our firm under the caption "Independent Registered Public Accounting Firm" in the Prospectus and Statement of Additional Information, each dated September 8, 2025, and each included in this Pre-Effective Amendment No. 1 to the Registration Statement (Form N-4, File No. 333-287294) of The Lincoln National Life Insurance Company (the “Registration Statement”).
We also consent to the use of our report dated March 14, 2025, with respect to the consolidated financial statements of The Lincoln National Life Insurance Company for the year ended December 31, 2024, included in this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
September 8, 2025